Filed by Vanguard Index Funds pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Vanguard Malvern Funds

Investment Company Act File Number: 811-05628

SharePoint site

[Date of First Use]

9/17/2020

[Date of Last Use]

3/17/2021

[Title (20 to 60 characters)]

2020–2021 Proxy Resource Center

[Body]

Vanguard to conduct shareholder meeting

Vanguard plans to hold a special shareholder meeting on January 22, 2021, so that shareholders of six U.S.-domiciled funds can vote on important proposals affecting their funds. The meeting will be held virtually. Ahead of the meeting, the funds will conduct a proxy campaign to encourage shareholders to vote.

Background

∙A shareholder meeting is called by a fund's board of trustees to obtain a shareholder vote on one or more proposals. The 2021 meeting will involve shareholders of six Vanguard funds. Most shareholders of those funds are expected to vote by proxy before the meeting rather than by attending it.

∙A proxy is the legal authority or means to permit shareholders' votes to be registered without their physical presence at a shareholder meeting. Shareholders may vote their proxy by mail, over the phone, or online.

∙Proxy votes may be cast by any shareholder, generally speaking, who owns shares of the affected funds on a "record date," even if that shareholder later sells the shares. Note: In certain instances, the authority to vote resides with a retirement plan sponsor, financial advisor, or other intermediary.

∙Information about the proposals and voting instructions are expected to reach shareholders beginning in November 2020. Shareholders will be able to vote in one of four ways: online, by phone, by mail, or by attending the virtual shareholder meeting.

∙Vanguard will ask shareholders to vote promptly so that the funds can avoid the extra cost of seeking the required level of shareholder participation before voting concludes at the shareholder meeting on January 22, 2021.

What's on the proxy ballot

Beginning in November 2020, shareholders will vote on two Vanguard proposals:

∙Merger of two value funds—The proposed merger of Vanguard U.S. Value Fund into Vanguard Value Index Fund. The fund's board of trustees will recommend a vote FOR this proposal. Voting will be open to shareholders of the U.S. Value Fund.

∙Change in diversification status of five funds—The proposed reclassification of Vanguard Health Care Fund, Vanguard Energy Fund, Vanguard U.S. Growth Fund, Vanguard Variable Insurance Funds—Growth Portfolio, and Vanguard Variable Insurance Funds—Real Estate Index Portfolio as

"non-diversified" under the Investment Company Act of 1940. Each fund's board of trustees will recommend a vote FOR this proposal. Voting will be open to shareholders of the Health Care,

Energy, and U.S. Growth Funds and the Growth and Real Estate Index Portfolios of the Vanguard Variable Insurance Funds.

Important voting information

Vanguard will partner with a proxy solicitation firm throughout the campaign. The firm will be responsible for distribution of registered account proxy materials, tabulation of votes, and some shareholder outreach. Detailed information will be available by business area through the divisional links above to assist with client questions.

Sample proxy voting cards and other proxy-related information will be posted on this site after the definitive proxy filing scheduled in October 2020.

How a shareholder vote is decided

First, each fund must achieve a quorum for the shareholder meeting to go forward. This means that more than 33⅓% of the total combined net asset value of a fund's shares must be represented at the meeting, either in virtual attendance or by proxy. All returned proxies count toward a quorum, regardless of how they are voted ("For," "Against," or "Abstain").

Shareholders of each fund will vote separately on each proposal applicable to that fund. For a proposal to pass for a fund, it must be approved by the lesser of (a) 67% or more of the fund's voting securities present at the meeting—if the holders of more than 50% of the fund's outstanding voting shares are in virtual attendance or represented by proxy, or (b) more than 50% of the fund's outstanding voting securities.

Notes:

∙For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

∙Shareholders of Vanguard U.S. Value Fund will receive a proxy statement/prospectus that describes the investment objective, strategies, expenses, and risks of an investment in Vanguard Value Index Fund and provides other important information about the proposal. When it is available, please read the proxy statement/prospectus carefully before making any decision to invest or to approve the proposal. To receive a free copy of a proxy statement/prospectus (when available) and other relevant documents, please call Computershare Fund Services toll-free at 866-963-5746 or visit https://www.proxy-direct.com/vanguard/materials. The proxy statement/prospectus and other relevant documents will also be available for free on the SEC's website  ( www.sec.gov ) .

∙Shareholders of Vanguard Health Care Fund, Vanguard Energy Fund, Vanguard U.S. Growth Fund, Vanguard Variable Insurance Funds—Growth Portfolio, and Vanguard Variable Insurance Funds— Real Estate Index Portfolio will receive a proxy statement that provides important information about the proposals. When it is available, please read the proxy statement carefully before making any decision to approve any proposal. To receive a free copy of a proxy statement (when available) and other relevant documents, please call Computershare Fund Services toll-free at 866-963-5746 or visit https://www.proxy-direct.com/vanguard/materials. The proxy statement and other relevant documents will also be available for free on the SEC's website  ( www.sec.gov ) .

∙All investing is subject to risk, including the possible loss of the money you invest. Diversification does not ensure a profit or protect against a loss. Funds that concentrate on a relatively narrow market sector face the risk of higher share-price volatility.

∙This material is for crew educational and informational purposes only and does not constitute an offer or solicitation in any jurisdiction. Internal use only.

2020 proxy vote

KEY POINTS

•Proxy is legal authority that permits a shareholder's vote to be registered without their physical presence at a special shareholder meeting. Shareholders may vote their proxy by mail, over the phone, or online.

•Vanguard's driver for proxy is to reach shareholder approval of two proposals across six

Vanguard funds. Shareholders are being asked to vote on fund proposals that Vanguard's fund trustees believe will be in the best interest of shareholders if approved.

•Proxy votes can be cast by any shareholder, generally speaking, who owns shares of the affected Vanguard funds on a "record date," even if that shareholder later sells the shares. Note that there are instances in which authority to vote resides with a retirement plan sponsor, financial advisor or intermediary.

KEY DATES

•On July 29, 2020, Vanguard announced plans to conduct a shareholder proxy. Vanguard will solicit votes later this year from shareholders on a proposed merger and proposed diversification status changes.

•In November 2020, proxy materials will be distributed and shareholders will be asked to vote on the proposals.

•On or around January 22, 2021, a shareholder meeting will be held virtually. Each proposal, if approved, will be implemented as soon as possible following the shareholder meeting.

MERGER PROPOSAL FREQUENTLY ASKED QUESTIONS (FAQS)

What are shareholders being asked to approve?

The merger of Vanguard U.S. Value Fund Investor Shares (VUVLX) into Vanguard Value Index Fund Admiral Shares (VVIAX).

Vanguard Equity Index Group will continue as the advisor on the newly combined Vanguard Value Index Fund. There will be no changes to the investment objective, strategies, policies, or overall management of the Vanguard Value Index Fund.

How will shareholders benefit from the passage of this proposal?

The proposal places Vanguard U.S. Value Fund shareholders in a comparable fund with better historical long-term investment performance,* and it offers them a large expense ratio reduction. Shareholders of both funds may benefit from additional economies of scale.

NONDIVERSIFICATION PROPOSAL FAQS

What are shareholders being asked to approve?

The reclassification of five funds as nondiversified. Under the 1940 Act, a mutual fund is designated as either diversified or nondiversified depending on its ownership of, and concentration in, securities.

This proposal impacts: Vanguard Health Care Fund Investor Shares (VGHCX), Vanguard Health Care Fund Admiral Shares (VGHAX), Energy Fund Investor Shares (VGENX), Energy Fund Admiral Shares (VGELX), U.S. Growth Fund Investor Shares (VWUSX), U.S. Growth Fund Admiral Shares

(VWUAX), Vanguard Variable Insurance Fund—Growth Portfolio; and Vanguard Variable Insurance Fund—Real Estate Index Portfolio.

How will shareholders benefit from the passage of this proposal?

The proposal provides portfolio managers with increased investment flexibility and the potential for better investment performance. It also allows portfolio managers to add more capital to high- conviction ideas.

Notwithstanding the potential for improved investment performance, a non-diversified fund typically presents a heightened degree of investment risk due to its ability to make more concentrated investments.

*For the one-, five-, and ten-year periods ended June 30, 2020, Vanguard Value Index Fund outperformed Vanguard U.S. Value Fund; results will vary for other time periods.

Past performance is not a guarantee of future results.

For the most recent performance, visit our website at www.vanguard.com/performance. For institutional use only. Not for distribution to retail investors.

For more information about Vanguard funds, visit institutional.vanguard.com or call 800- 523-1036 to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest.

Shareholders of Vanguard U.S. Value Fund will receive a Proxy Statement/Prospectus that describes the investment objective, strategies, expenses, and risks of an investment in Vanguard Value Index Fund and provides other important information about the proposal. When it is available, please read the Proxy Statement/Prospectus carefully before making any decision to invest or to approve the proposal. To receive a free copy of a Proxy Statement/Prospectus (when available) and other relevant documents, please call Computershare Fund Services toll-free at 866-963-5746 or visit https://www.proxy-direct.com/vanguard/materials. The Proxy Statement/Prospectus and other relevant documents will also be available for free on the SEC website.

Shareholders of Vanguard Health Care Fund, Vanguard Energy Fund, Vanguard U.S. Growth Fund, Vanguard Variable Insurance Fund—Growth Portfolio, and Vanguard Variable Insurance Fund—Real Estate Index Portfolio will receive a Proxy Statement that provides important information about the proposals. When it is available, please read the Proxy Statement carefully before making any decision to approve any proposal. To receive a free copy of a Proxy Statement (when available) and other relevant documents, please call Computershare Fund Services toll-free at 866-963- 5746 or visit https://www.proxy-direct.com/vanguard/materials. The Proxy Statement and other relevant documents will also be available for free on the SEC website.

Funds that concentrate on a relatively narrow set of issuers and/or market sector face the risk of higher share-price volatility.

© 2020 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor.

Internal use only

Internal Q&A

Updated September 17, 2020

2020–2021 Shareholder Proxy Internal Q&A

On July 29, 2020, Vanguard announced plans to hold a shareholder meeting virtually on or about January 22, 2021, so that shareholders of six U.S.-based Vanguard funds can vote on proposals affecting their funds.

Ahead of this meeting, starting in November 2020, the funds will conduct a campaign to encourage shareholders to vote by proxy. A proxy is the legal authority or means to permit shareholder votes to be registered without their physical presence at a shareholder meeting. Shareholders will be able to vote their proxy by mail, over the phone, or online.

Key points

∙Shareholders of the following funds will be asked to vote on one of two Vanguard proposals: a fund merger and a change in diversification status. The funds' boards of trustees believe that these proposed changes, if approved, will be in the best interests of fund shareholders. The boards will recommend a vote FOR these proposals:

o Shareholders of Vanguard U.S. Value Fund ("U.S. Value") will be asked to vote on the fund's proposed merger into Vanguard Value Index Fund ("Value Index").

o Shareholders of Vanguard Health Care Fund ("Health Care"), Vanguard Energy Fund ("Energy"), Vanguard U.S. Growth Fund ("U.S. Growth"), Vanguard Variable Insurance Funds—Growth Portfolio ("VVIF—Growth"), and Vanguard Variable Insurance Funds—Real Estate Index Portfolio ("VVIF—Real

Estate") will vote on proposed changes to the diversification status of those funds.

∙Fund proxy materials and instructions on voting are expected to reach shareholders of the six Vanguard funds beginning in November 2020. That's also when shareholders can begin to vote online, by phone, or by mail. The shareholder meeting is scheduled to be held virtually on or about January 22, 2021. Crew members will receive additional information and training as needed prior to the start of the proxy voting.

∙Vanguard fund shareholders are owners of the funds, so their participation in the voting process is important for the funds to be able to operate more efficiently and effectively. For more information regarding the two Vanguard proposals, please refer to the Merger of U.S. Value Fund into Value Index Fund Q&A and the Change in Diversification Status of Five Vanguard Funds Q&A.

Important notices regarding fund proxy materials

∙Shareholders of U.S. Value will receive a proxy statement/prospectus that describes the investment objective, strategies, expenses, and risks of an investment in Value Index and provides other important information about

Vanguard's merger proposal. When it is available, shareholders should read the proxy statement/prospectus carefully before making any decision to invest or to approve the proposals. To receive a free copy of the proxy statement/prospectus (when available) and other relevant documents, shareholders should call Computershare Fund Services toll-free at 866-963-5746 or visit https://www.proxy-direct.com/vanguard/materials .   The proxy statement/prospectus and other relevant documents will also be available for free on the SEC's website

(www.sec.gov).

∙Shareholders of Health Care, Energy, U.S. Growth, VVIF—Growth, and VVIF—Real Estate will receive a proxy statement that provides important information about the proposed changes to the diversification status of those funds. When it is available, shareholders should read the proxy statement carefully before making any decision to approve any proposal. To receive a free copy of the proxy statement (when available) and other relevant documents, shareholders should call Computershare Fund Services toll-free at 866-963-5746 or visit https://www.proxy-direct.com/vanguard/materials .   The proxy statement and other relevant documents will also be available for free on the SEC's website  ( www.sec.gov ) .

Q&A content

1.What is a proxy?

A proxy is the legal authority or means to permit votes by shareholders to be registered without their physical presence at an annual or special shareholder meeting. Shareholders may vote their proxy by mail, over the phone, or online once voting opens.

2.Why is Vanguard conducting a proxy campaign and shareholder meeting?

The purpose of the proxy campaign and shareholder meeting is to enable shareholders to vote on two Vanguard proposals affecting six Vanguard funds. The funds' boards of trustees believe that the Vanguard proposals, if approved, will be in the best interests of fund shareholders and will recommend a vote FOR the proposals.

3.Which Vanguard funds are involved in the proxy?

The proxy involves U.S. Value, Health Care, Energy, U.S. Growth, VVIF—Growth, and VVIF—Real Estate.

4.Who can vote?

Generally speaking, any shareholder who owns shares of any of the above funds on a specified "record date" will be able to vote, even if that shareholder later sells those shares. This includes shareholders living outside the United States who are invested in any of the funds. However, there may be instances in which the authority to vote resides with a retirement plan sponsor or financial advisor.

5.When will voting occur?

Fund proxy materials and instructions on voting are expected to reach shareholders of the funds beginning in November 2020. That's when shareholders can begin to vote online, by phone, or by mail. Voting will conclude on January 22, 2021, at the shareholder meeting, which will be conducted virtually.

6.What are U.S. Value shareholders being asked to approve?

Proposal to merge U.S. Value into Value Index

For shareholders of U.S. Value

What are shareholders being asked to approve?

If approved, this proposal will allow the merger of U.S. Value into Value Index. The two value funds have similar characteristics and holdings but different investing styles. Both funds provide exposure to value securities and exhibit a significant overlap in holdings, similar characteristics, and highly correlated returns. Vanguard's Equity Index Group will continue as the advisor on the newly combined Value Index Fund; there will be no changes to the investment objective, strategies, policies, or overall portfolio management of Value Index.

How will the funds and fund shareholders benefit from passage of this proposal?

Vanguard's fund trustees determined that a merger was in the best interest of shareholders, as it would place U.S. Value shareholders in a comparable fund with better historical long-term investment performance and offer them a large expense ratio reduction, while shareholders of both funds would benefit from additional economies of scale. For more information regarding this proposal, please refer to the Merger of U.S. Value Fund into Value Index Fund Q&A.

7.What are shareholders of Health Care, Energy, U.S. Growth, VVIF—Growth, and VVIF— Real Estate being asked to approve?

Proposal to change the diversification status of five funds

For shareholders of Health Care, Energy, U.S. Growth, VVIF—Growth, and VVIF—Real Estate

What are shareholders being asked to approve?

If approved, this proposal would allow the five funds to be reclassified as non-diversified. Under the Investment Company Act of 1940, a mutual fund is designated either as diversified or non-diversified depending on its ownership of, and concentration in, securities. A diversified fund is required to have less than 25% of its assets invested in individual securities that account for more than 5% of a fund's total assets or where the fund owns more than 10% of a single issuer (the "Diversification Rule"). Each of the funds has been operating as a "diversified" fund and therefore adhering to the Diversification Rule.

How will the funds and fund shareholders benefit from passage of this proposal?

We believe that reclassifying the funds as non-diversified is in the best interests of the funds and their shareholders, as it gives the funds' portfolio managers increased investment flexibility and potential for better investment performance. Notwithstanding the potential for improved investment performance, a non-diversified fund typically presents a heightened degree of investment risk due to its ability to make more concentrated investments. For more information regarding this proposal, please refer to the Change in Diversification Status of Five Vanguard Funds Q&A.

8.What is a shareholder meeting?

A shareholder meeting is a meeting called by a fund's board of trustees to obtain a shareholder vote on one or more proposals. In this case, a shareholder meeting will be held so that shareholders of multiple funds can participate at the same meeting. Vanguard shareholders have the right to vote on important proposals concerning the fund or funds that they own. The vast majority of Vanguard shareholders vote by proxy in advance of the meeting rather than by attending it.

9.Why is Vanguard holding its shareholder meeting virtually?

Vanguard will hold its shareholder meeting virtually on January 22, 2021, primarily because of the COVID-19 outbreak and in an effort to limit exposure to the virus.

10.How often do the Vanguard funds hold shareholder meetings?

The Vanguard funds hold shareholder meetings only when shareholder approval is required to move forward with a particular transaction or policy change or, when appropriate, to address the composition of the funds' board of trustees. The last time the Vanguard funds held a shareholder meeting was in 2017.

11.Why are shareholders' votes important?

Vanguard fund shareholders are owners of the funds, so their participation in the voting process is important for the funds to be able to operate more efficiently and effectively. Beginning in November 2020, Vanguard will ask shareholders to vote promptly so that the funds can avoid the extra cost of seeking the required level of shareholder participation before voting concludes at the shareholder meeting on January 22, 2021.

12.When voting begins, how can shareholders vote?

Voting instructions are expected to reach shareholders beginning in November 2020. Shareholders will be able to vote in one of four ways: (1) online, (2) by phone, (3) by mail, or (4) by attending the virtual shareholder meeting on January 22, 2021.

We encourage shareholders to vote online or by phone as these methods save the Vanguard funds the most money, since they require no return postage.

13.Is this proxy vote connected to Vanguard's role in voting on proxies of companies held in funds' portfolios?

No, the proxy voting that Vanguard's Investment Stewardship team carries out at public companies is different and distinct from Vanguard's upcoming fund proxy. The Investment Stewardship team votes on behalf of the Vanguard funds at shareholder meetings of companies whose securities the Vanguard funds own. Vanguard's proxy vote will give shareholders of the funds the opportunity to vote on the proposals affecting Vanguard funds.

Investment Stewardship voting: As shareholders of public companies, the Vanguard funds vote by proxy throughout the year as part of their investment stewardship activities, including on director nominees for corporate boards of directors and on compensation matters, among other decisions requested by shareholders. Vanguard's Investment Stewardship team conducts these activities subject to the proxy voting guidelines adopted by the board of trustees of each Vanguard fund. For more information about the proxy voting guidelines of the Vanguard funds, and our Investment Stewardship program, click here .

14.How many votes are needed to reach quorum in order for the shareholder meeting to go forward?

Each fund must achieve a quorum in order for the shareholder meeting to go forward. This means that more than thirty-three and one-third percent (33⅓%) of the total combined net asset value of a fund's shares must be represented at the meeting, either by virtual attendance or by proxy. All returned proxies count toward a quorum, regardless of how they are voted ("For," "Against," or "Abstain").

15.What will happen if shareholders do not approve the proposals?

If shareholders of a fund do not approve a proposal, the fund will not implement the proposed change for that fund and Vanguard will consider withdrawing or amending the proposal.